1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 12, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

FORM OF PROXY FOR THE 2008 SECOND EXTRAORDINARY

GENERAL MEETING TO BE HELD ON TUESDAY, 28 OCTOBER 2008

No. of shares to which this Proxy relates(Note 1)
Type of shares (domestic shares or H shares) to which this Proxy relates(Note 2)

I/We(Note 3) _________________________________________________________________________________________________________________ of
_________________________________________________________________________________________________________________ being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint the Chairman of the Meeting(Note 4) or
______________________________________________________ of _________________________________________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 28 October 2008 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	For(Note 5)	Against(Note 5)
1.	"THAT

The proposal for the profit distribution of the Company for the six months ended 30 June 2008 and the declaration of the Company's interim dividend of RMB0.052 per Share (tax inclusive) for the six months ended 30 June 2008 be and are hereby approved and confirmed."

SPECIAL RESOLUTIONS	For(Note 5)	Against(Note 5)
2.	To consider the following resolution by way of a special resolution:

"THAT

(i)	subject to the approval of the CSRC and the conditions of the PRC bond market, the Company may issue domestic corporate bonds on the following terms:

Issuer	:	Aluminum Corporation of China Limited

Place of Issue	:	The People's Republic of China

Size of the Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB10 billion

Guarantor	:	Chinalco (without consideration and no security is provided by the Company for the provision of such guarantee by Chinalco)

Arrangement for the Bond	:	The Bond Issue shall be placed to the
Issue to the shareholders		holders of A Shares. Subject to the
of A Shares

granting of authorization to the Board by the Shareholders or, where circumstances permitting, any two or more Directors as authorised by the Board, the specific arrangements for placing (including whether to make such placing and the proportion of such placing) will be determined by the Board after taking into account of the market conditions prior to the issuance and the specific terms and conditions of the Bond Issue

Coupon Rate(s)	:	The coupon interest rate of the Domestic Corporate Bonds will be determined by way of price consultation conducted by the Company and the lead underwriter

Duration of the Domestic	:	The duration of the Domestic Corporate
Corporate Bonds		Bonds shall be not more than 10 years. The Domestic Corporate Bonds may be issued under a single category or mixed categories with different maturities

Use of proceeds	:	The proceeds of the Bond Issue shall be used to adjust the debt structure of the Company by reducing the financing costs and supplement the working capital of the Company

Listing of the Domestic	:	After completion of the issue of the
Corporate Bonds

Domestic Corporate Bonds in the PRC, application will be made to the Shanghai Stock Exchange for listing of the Domestic Corporate Bonds. Subject to the approval granted by the PRC regulatory authorities, the Domestic Corporate Bonds may also be listed on other stock exchanges to the extent permitted by applicable laws

Term of validity of	:	Within three years after the date of the
the resolution		passing of the special resolution at the Shareholders' meeting with regard to the proposed issue of the Domestic Corporate Bonds

(ii)

the granting of authorisation to the Board to deal with all the matters in connection with the Bond Issue (details of which are set out in the Circular of the Company dated 12 September 2008) be and are hereby approved and confirmed."

3.	To consider the following resolution by way of a special resolution:

"THAT subject to the necessary approval of the relevant PRC authorities, Article 13 of the Articles of Association be amended as follows:

Article 13

By inserting the words "production and sale of sulphuric acid (or hazardous chemicals)" (as indicated in the resolution below) in relation to the scope of the business of the Company such that the amended Article 13 will read:

"The business scope of the Company will be as approved by the companies registration authorities.

The business scope of the Company include: exploration and mining of bauxite and limestone mine; production and sale of bauxite and magnesite products, smelted products and processed products; production and sale of carbon products. relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production , sales, loading, unloading and transportation of autoclaved fly ash brick; production and sale of sulphuric acid (or hazardous chemicals); exploration design, construction and installation; manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sale of automobile of special process; road transportation for cargo; installation, repair , inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging, operation of office automation and instruments; relevant technological development and technical service.""

Dated this __________________ day of __________________ 2008	Signature(s)(Note 6): ____________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST". Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Secretary Office to the Board of Directors at the business address of the Company, Aluminum Corporation of China Limited, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, No. 183 Queen's Road East, Wanchai, Hong Kong within the same period.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary